SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6333L101

(CUSIP Number)

Marcus Karia, Group Finance Director

Arix Bioscience PLC

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6333L101

(1)	NAMES OF REPORTING PERSONS Arix Bioscience Plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 329,193 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 329,193 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,193 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
(14)	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage is calculated based on 14,868,973 ordinary shares, $0.01 par value per share (“Ordinary Shares”), outstanding as of April 30, 2020 as reported in Iterum Therapeutic plc’s (the “Issuer”) Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. G6333L101

(1)	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 329,193 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 329,193 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,193 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage is calculated based on 14,868,973 Ordinary Shares outstanding as of April 30, 2020 as reported in the Issuer’s Form 10-Q.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on June 11, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 27, 2020 (the “Original Schedule 13D”) by the Reporting Persons relating to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Iterum Therapeutics plc, a public limited company formed under the laws of the Republic of Ireland (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by amending Item 2(a), (c) and (f) as follows:

(a)    This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	Arix Bioscience Plc (“Arix Plc”); and

2.	Arix Bioscience Holdings Limited (“Arix Ltd.”).

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(c)    The principal business of each of the Reporting Persons is the global healthcare and life science business.

(d)    Each of the Reporting Persons is a company formed under the laws of England and Wales.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

This Amendment is being filed to update the aggregate percentage of Ordinary Shares of the Issuer owned by the Reporting Person due to sales of the Issuer’s Ordinary Shares by the Reporting Persons in multiple transactions on June 1, 2020 and June 2, 2020. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13 is hereby amended by adding the following paragraph and by amending Items 5(a), (b), (c) and (e) as follows:

The information below is based on a total of 14,868,973 Ordinary Shares outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 14, 2020.

(a)    Item 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference. Arix Plc specifically disclaims beneficial ownership of any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

(b)    Item 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.

(c)    On June 1, 2020, the Reporting Persons sold 345,710 Ordinary Shares in open market transactions at a weighted average price of $1.7236 per share. On June 2, 2020, the Reporting Persons sold 415,000 Ordinary Shares in open market transactions at a weighted average price of $1.5976 per share.

Except as set forth above, the Reporting Persons have not effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(e)    Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Ordinary Shares of the Issuer on June 2, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to delete in its entirety the section titled “Board Representation.” Mark Chin, a member of the Board of Directors of the Issuer, previously served as an Investment Director of Arix Plc, but is no longer employed by Arix Plc or any of its subsidiaries.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2020

ARIX BIOSCIENCE PLC
By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

ARIX BIOSCIENCE HOLDINGS LTD.
By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Director	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC
Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Naseem Amin	Director	United Kingdom	Executive Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Mark Breuer	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Trevor Mervyn Jones	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom